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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.   )*

                           NuMED HOME HEALTH CARE, INC.
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                                 (Name of Issuer)

                                   Common Stock
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                          (Title of Class of Securities)

                                    67052T201
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                December 12, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 67052T201
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                340,000
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               340,000
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     340,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.9%
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14   TYPE OF REPORTING PERSON*
     OO
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
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CUSIP No. 67052T201

     This original Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd. for the purpose of reporting certain acquisitions by such reporting person of shares of common stock, par value $0.001 per share, of NuMed Home Health Care, Inc., a Nevada corporation.

Item 1.   Security and Issuer.

     This Schedule 13D Statement relates to the shares of common stock, par value $0.001 per share (the "Shares"), of NuMed Home Health Care, Inc., a Nevada corporation ("NuMed"), which has its principal executive offices at 5770 Roosevelt Boulevard, Suite 700, Clearwater, Florida 34620.

Item 2.   Identity and Background.

     (a) This Schedule 13D is filed by Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"). Richard M. Osborne is the sole manager of the Fund and the sole trustee of the Richard M. Osborne Trust (the "Trust"), which is a member of the Fund.

     (b) The business address of the Fund and Mr. Osborne is 7001 Center Street, Mentor, Ohio 44060.

     (c) The principal business of the Fund is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. Mr. Osborne is President and Chairman of the Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir, Inc. is located at 7001 Center Street, Mentor, Ohio 44060.

     (d)  Negative with respect to the Fund and Mr. Osborne.

     (e)  Negative with respect to the Fund and Mr. Osborne.

     (f) The Fund is an Ohio limited liability company. Mr. Osborne is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $706,000. The Fund purchased such Shares with its working capital.

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CUSIP No. 67052T201

Item 4.   Purpose of Transaction.

     The Fund purchased the Shares to acquire a significant minority interest in NuMed for the purposes of investment. Depending on future market conditions, developments with respect to NuMed's business and other factors, the Fund may seek to acquire additional Shares.

     Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D and except as set forth above in this Item, neither the Fund nor Mr. Osborne presently has plans or proposals that relate to or would result in any of the following:

     (i) a merger, consolidation or other business combination involving NuMed or the reorganization or liquidation of NuMed;

     (ii)  the sale or disposition of a material amount of assets of NuMed;

     (iii) a change in the present board of directors or management of NuMed;

     (iv) a material change in the present capitalization or dividend policy of NuMed;

     (v)   a material change in the business or corporate structure of NuMed;

     (vi) a change to the charter, bylaws or other similar instruments of NuMed, or the impediment of the acquisition of control of NuMed by any person;

     (vii) the cessation of authorization to be quoted in an inter-dealer quotation system of a registered national securities association;

     (viii)a class of equity securities of NuMed becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; and

     (ix) any action similar to any of those enumerated in (i) through (viii) above.

     Mr. Osborne and the Fund reserve the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above.

Item 5.   Interest in Securities of the Issuer.

     (a) According to the most recently available filing with the Securities and Exchange Commission by NuMed, there are 4,903,916 Shares outstanding.
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CUSIP No. 67052T201

     The Fund beneficially owns 340,000 Shares, or approximately 6.9% of the outstanding Shares. Because Mr. Osborne is sole manager of the Fund, Mr. Osborne may be deemed to beneficially own such Shares.

     (b) Mr. Osborne, as sole manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 340,000 Shares owned by the Fund.

     (c) During the past 60 days, the Fund purchased the Shares in open market transactions as set forth below:

                                          Approximate Purchase Price
          Date       Number of Shares      (Excluding Commissions)
          ----      ------------------    --------------------------
          11-13-96        9,000                   $2.14
          11-15-96       10,000                   $2.13
          11-18-96       20,000                   $2.13
          11-18-96       20,000                   $2.19
          11-21-96       10,000                   $2.19
          11-25-96       31,000                   $2.19
          11-27-96       30,000                   $1.94
          12-04-96       25,000                   $1.94
          12-05-96       10,000                   $2.00
          12-06-96       30,000                   $2.00
          12-09-96       45,000                   $2.00
          12-12-96       15,000                   $2.06
          12-13-96       25,000                   $2.13
          12-16-96       15,000                   $2.13
          12-17-96       15,000                   $2.06
          12-18-96       30,000                   $2.06

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Not applicable.

Item 7.   Material to be Filed as Exhibits.

          Not applicable.
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CUSIP No. 67052T201

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 23, 1996           TURKEY VULTURE FUND XIII, LTD.


                                   By: /s/ Richard M. Osborne
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                                      Richard M. Osborne, Manager